MAIL STOP 3720


      March 15, 2006


Mr. Harley L. Rollins
Chief Financial Officer
Elandia, Inc.
1500 Cordova Road
Suite 300
Fort Lauderdale, FL  33316

      Re:	Elandia, Inc.
   Registration Statement on Form 10
   Filed February 13, 2006
      File No. 0-51805

Dear Mr. Rollins:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The registration statement on Form 10 will become automatically effective 60 days from the date of filing, or on April 14, 2006. See
Section 12(g)(1) of the Securities Exchange Act of 1934. As this is a voluntary filing, you may withdraw the filing before April 14, 2006, so that it does not become effective and so that you do not have to file the reports specified by Regulation 13A. You may then refile the registration statement in its revised form. Please contact us if you need to discuss this alternative.

Item 1. Business, page 1

2. In addition to your business history, please include a narrative description of your current business on a consolidated basis. See
Item 101(c) of Regulation S-K.

3. For each of the four geographic regions served, please elaborate on the competitive environments in which you operate. In doing so, provide the number, and if limited to only a few, the identity, of your competitors in each market. Disclose the size of each market, your position in each market, your competitive advantages, if any, any significant barriers to entry, and the primary methods of competition. See Item 101(c)(x) of Regulation S-K.

4. You make several statements that your subsidiaries are "leading provider[s]" of particular services in certain markets. In each case, substantiate those assertions with supporting data and details.
If you cannot provide objective support for your statements, then you should delete them.

The Samoas, page 3

5. File your PCS license, as described on page 8, as an exhibit to the Form 10 pursuant to Item 601(b)(10) of Regulation S-K, or advise us why you believe that you are not required to do so. In addition to discussing the nature of PCS licenses in general, also revise to disclose the material terms of your PCS license in particular, including the date the license was first issued to you. Similarly revise to summarize the key terms, such as payment terms, expiration dates, etc., of your material contracts or agreements mentioned throughout the registration statement, including your contracts with the government of Fiji to develop customized web-based applications and your partnership agreement IBM Global Services Australia. Please note that these are examples only.

Papua New Guinea, Fiji and Other Pacific Island Nations, page 10

6. Identify the party who owns the remaining 50% of Datec PNG Pty
Ltd.

7. Discuss the effect of government regulations on your business operations in these regions to the same extent as you discuss them under "The Samoas."



North America, including The Caribbean, page 14

8. The nature and extent of your North American operations is unclear. Clarify of what these operations consist and where they are conducted. In this regard, we note that you hold certain licenses in the US Virgin Islands which are currently for sale. This suggests you may be in the process of phasing out these operations. Please elaborate and, to the extent applicable, provide the full disclosure required by Item 101(c) of Regulation S-K for this geographic segment. Also revise to discuss the current status of your attempt to sell the licenses, such as whether you are currently in discussions or negotiations with potential buyers.

9. Name the cellular service provider to whom you will pay a fee upon the sale of your US Virgin Islands licenses, quantify the amount of the fee and disclose the reason for the payment of the fee.

Available Information [new heading]
10. Please provide the information required by Item 101(e) of Regulation S-K.

Item 1A.  Risk Factors, page 15
11. Please avoid the broad conclusion you reach in the narratives and subheadings to many of your risk factors that the risk would have a
"material adverse effect" or an "adverse affect" or that the risk would "adversely affect," "negatively affect" or "harm" your business, operating results and financial condition or your stock price. Instead, replace this, and other such language, with specific disclosure of how your business, operating results and financial condition would be affected. See, for example, risk factors one, four, seven, eleven, thirteen, fourteen and seventeen.
12. Risk factors five and twenty five are generic and apply to all companies and therefore should be removed. In the alternative, specify in each risk factor the particular material risk(s) that will result to the company and investors in this offering should the risk(s) come to fruition.

13. To the extent any customers or suppliers have requested termination of their agreements with your subsidiaries upon your recent acquisition of them, revise the last paragraph of the second risk factor to briefly describe the impact that such terminations had on the businesses.

14. Reference is made to risk factor six. Please identify the clients you are referring to and quantify in dollar terms the amount of revenue attributable to each. Please also include the disclosure required by Item 101(c)(vii) of Regulation S-K in the appropriate portions of the Business section. Also ensure to file any material contracts with these parties and any other parties as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.
15. We note from risk factor 10 that you concluded the potential for certain material weaknesses in your accounting and financial reporting departments exists. Please disclose the specific steps that the company has taken, or will take, to remediate the weaknesses.
16. Risk factor 15 appears redundant in light of the disclosure in risk factor five. Please either consolidate these risk factors or delete one of them.
17. Given that most of your assets and operations are located outside of the United States, please discuss the ability of investors to bring and enforce judgments obtained in US courts against persons located outside of the US based upon the civil liability provisions of the US federal securities laws; the ability of investors to enforce, in an appropriate foreign court, judgments of US courts based upon the civil liability provisions of the US federal securities laws; and the ability of investors to bring an original action in an appropriate foreign court to enforce liabilities against the company or any person based upon the federal securities laws.

Management`s Discussion and Analysis of Financial Condition and
Results of Operation, page 29

18. The purpose of an Overview section is to provide investors with an executive level introduction to Elandia, its subsidiaries, its products and services, and the matters with which management is concerned primarily in evaluating the company`s financial condition and operating results. The Overview section should address the following:

* the economic or industry-wide factors relevant to the company as a whole and to its subsidiaries individually;
* a discussion of how the company earns revenue and income;
* the identity of the company`s primary business lines and operating divisions, locations of operations, and principal products and services; and
* insight into material opportunities, challenges, risks, material trends or uncertainties.

In providing this information, it is important that it not merely duplicate the detailed information provided in the Results of Operations section or in the Business section. Rather, the Overview section should provide investors with an executive level introduction of the industry-wide factors that management views as most relevant to the company as a whole and to each of its operating subsidiaries in the four geographic segments. It should briefly discuss how each segment generates revenues for the company and the percentages of revenue generated by the major operating subsidiaries in each of the four geographic regions. The discussion should give context to the detailed discussion found in the Results of Operations section and it should highlight the company-wide and industry-wide matters on which management is focused. Finally, this discussion should provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. This latter point seems particularly significant given your recent mergers, planned acquisition strategy, proposed sale of your North American licensees, exposure to currency risks, and reliance on significant customers, to name a few. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to the Commission`s Interpretive Release No. 33-8350, "Commission Guidance Regarding Management`s Discussion and
Analysis of Financial Condition and Results of Operations," located on our website at http://www.sec.gov/rules/interp/33-8350.htm.

19. Release No. 33-8350 suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please consider expanding your discussion of any known trends or uncertainties that could materially affect your results of operations or liquidity in the future. For example, discuss and analyze the expected effects on your results of operations as a result of the anticipated increase in competition and reduction in prices for products and services, as mentioned on page
7. As another example, discuss how your plans to expand your network presence and service offerings will impact your business, including how you intend to pay for the corresponding increases in your expenses. Similarly address the estimated increase in expenses associated with being a public reporting company.

Although we give specific examples, we believe you should generally revise your Management`s Discussion and Analysis and Liquidity and Capital Resources discussions, provide more specific detail, and consider the guidance in SEC Release No. 33-8350.

20. Please revise MD&A to present a separate discussion of the results of operations of the consolidated Datec Group for each of the comparative periods, in addition to your presentation by country. This level of analysis will facilitate the understanding of the financial statements of Datec and also put the operations of Datec in perspective with the other operations of AST in Samoa and eLandia in
North America.

21. Please revise the discussion to address changes in revenues from period to period due to changes in price and volume, quantified separately to the extent material. See Financial Reporting
Codification Section 501.04 for guidance.

Pro Forma Condensed Consolidated Statement of Operations, page 31
22. Please revise to delete discontinued operations from the presentation similar to the presentation included on page F-5. Pursuant to Rule 11-02(b)(5) of Regulation S-X, the pro forma condensed statement of operations should disclose income (loss) from continuing operations before nonrecurring charges or credits directly attributable to the transaction.

Results of Operations, Samoas, page 33

23. Refer to the discussion of bad debt reserve on page 36. We note that your bad debt expense more than doubled from the nine months ended September 30, 2004 compared to the nine months ended September
30, 2005. Expand the discussion to explain the reason for the increase in your bad debt reserve, including a discussion of the reason for the increase in uncollectible accounts from period to period. Please also expand your discussion of bad debt reserve on page 38 accordingly.

24. Please expand the discussion of General and Administrative expense on pages 36 and 38 to explain the reason for the increases and decreases in the various expenses.

25. Please also expand your discussion of the changes in Cost of Services for the year ended December 31, 2004 compared to the year ended December 31, 2003 to provide an explanation for the changes in the various expenses.
Nine Months Ended September 30..., page 34
26. For each period discussed, please address the underlying cause(s) or reason(s) for all material changes in your results of operations.
By way of illustration only, please provide management`s assessment why wireless pre-paid and post-paid revenues decreased during the nine months ended September 30, 2005 given that your customer base increased for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. We have provided several additional examples in the comments that follow.

Revenues
27. Please reconcile the above referenced increase in customers with the reduction in your customer base described in the third paragraph.
We note that the reduction is attributable to changes in your credit and collection policy and processes in order to reduce your exposure to bad debt. Elaborate under Customer Service on page 36 on these changes and discuss your ability to collect on amounts owed.

28. You refer in the first paragraph to a "total potential customer base" of 24,000 subscribers at February 1, 2006. Explain
"potential."

General and Administrative, page 36
29. Briefly elaborate on the management fees, which we note are not limited to your Samoan operations.

Net Profit (Loss) [new heading]
30. Provide a discussion of your net loss for the appropriate periods and the reasons therefore.

Performance Measures, The Samoas, page 39
31. Provide an expanded discussion of management`s analysis of the company`s performance based on an evaluation of the data presented in this section. Describe the assessments or conclusions that management made. For example, please explain the material reasons for the changes in ARPU, MOU, Churn and Revenue per Employee for each of the comparable periods discussed and discuss how these trends may be indicative of your future results of operations.
Liquidity and Capital Resources, The Samoas, page 40

32. The current disclosure is overly vague and generic. Detailed disclosure of the company`s future liquidity requirements should be provided, including quantified disclosure, if possible. Your liquidity section should discuss the cash requirements for implementing your business strategy. For example, your liquidity section should provide detailed (and quantified, if possible) disclosure regarding the "substantial amounts of external financing" you will need to pursue your business plan, as stated on page 17, and the "substantial capital expenditures" you will be required to make, as disclosed on page 22. The liquidity section should indicate the source of funds for each anticipated cash need. Please refer to Release No. 33-8350 for additional guidance regarding the disclosure expected in the liquidity section.

33. Although we note that the company will have sufficient funds to
meet your operating and capital requirements for "at least the next
12 months," please provide a discussion regarding the company`s ability to meet its long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See
Section III.C. of Release No. 33-6835 and footnote 43 of Release
No.
33-8350.  Clarify whether the company will have sufficient cash
and
other financial resources to fund operations and meet its
obligations
beyond the next twelve months; if so, then state the length of time
for which the existing funds will be sufficient.
34. Provide a discussion of all material notes payable, loans, lines
of credit, credit facilities and debts, including terms to
maturity,
principal amounts owed, any amounts in arrears, interest rates and any other material terms. Quantify the total amount of your indebtedness, highlighting the total amount overdue, and disclose your debt service requirements for the next 12 months, including interest payments. Discuss your ability to satisfy your debt repayment obligations. Also file all material obligations as exhibits to the registration statement.
35. Please include the tabular disclosure required by Item
303(a)(5)
of Regulation    S-K.

Results of Operations, Papua New Guinea, page 43
36. As applicable, please comply with the above comments.

37. In your response letter, please tell us what securities regulations you are referring to in the introductory paragraph.
Please expand the disclosure in the first paragraph of page 42 to explain the reason for consolidating the 50% joint venture interest in Amalgamated Telikon Holdings PNG Pty limited.

38. Refer to your discussion of other general and administration expense on page 52. Please expand the discussion to explain the reason for the one-time provision for bad debt expense for a major customer in 2003 and the reason for the amount and timing of the expense in 2003. Please revise pages 57 and 58 accordingly.

Results of Operations, Fiji and Other Pacific Island Nations, page
59
39. As applicable, please comply with the above comments.
Nine Months Ended September 30..., page 34
40. Excluding Certus Consulting, please discuss revenue generated from product sales and professional services for all comparable periods.

Liquidity and Capital Resources, page 73
41. Elaborate on the poor operating performance referenced under Operating Activities and the stock write down in Fiji. Address the reasons for the recent poor operating performance and whether you expect that trend to continue in future periods.


Results of Operations North America, including The Caribbean, page
73
42. As applicable, please comply with the above comments.

Item 4. Security Ownership of Certain Beneficial Owners and
Management, page 82
43. Please confirm in your response letter that beneficial ownership is being determined in accordance with Instruction 1 to Item 403 of
Regulation S-K or revise as appropriate. For example, it is unclear to us whether or not the ownership totals include the shares of common stock underlying options and warrants.
44. Please provide the total number and percent of shares owned by your executive officers and directors as a group.
45. Please identify the natural person(s) who have voting and/or investment control over the shares held by Stanford International Bank.

46. Given your disclosure in footnote (2) that Kelton Investments
Limited holds 2,075,685 shares, please revise to add the entity to the beneficial ownership table.

Item 5.  Directors and Executive Officers, page 83

47. Under "Board Structure," on page 85, you state that Stanford and
Kelton will support each other`s nominee for your board of directors.
Identify the board members, if any, who are currently serving as Stanford and Kelton`s appointees.

Item 6. Executive Compensation, page 86
48. Please either provide the tabular disclosure required by Item 402(c) and (d) of Regulation S-K or tell us in your response letter why it is not applicable. Also revise the long term compensation columns of the Summary Compensation Table accordingly.
49. Please quantify Mr. Crowston`s severance payment.
50. Discuss the material terms of Mr. Rollins`s performance bonus in his employment agreement, such as the criteria that will be evaluated in determining whether to pay the bonus, as well as the terms of the stock subscription agreement with him.
51. Please provide the disclosure regarding director compensation required by Item 402(g) of Regulation S-K.


Certain Relationships and Related Party Transactions, page 88
52. Please describe the conversion terms granted to Stanford
Venture
Capital Holdings and Stanford Financial Group. This disclosure should quantify the number of shares that the notes are/were convertible into.

53. Please expand the disclosure on page 89 regarding the Real
Property Sale and Leaseback to include whether the purchase price of approximately $2 million was fair market value and if so, how you determined fair market value.

Lock Up Agreement, page 90
54. Please identify the stockholders that entered into the lock up agreements.

Item 9.  Market Price of and Dividends on..., page 92
55. Please provide the full disclosure required by Item 201(a)(2) and
(d) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 9

56. All unregistered transactions for the past three years should be included in this section. Also, you should briefly discuss the facts supporting, and the basis for, the corresponding exemption from registration. See Item 701 of Regulation S-K. In addition, ensure that you identify the persons or class of persons to whom you issued the shares. Indicate whether any of the parties to whom you sold securities are affiliated with your company.
Item 11. Description of Registrant`s Securities to be Registered, page 94
57. The statement that your shares are "fully paid and nonassessable" is a legal conclusion you are not qualified to make. Either attribute this statement to counsel and provide counsel`s consent or remove it. We would like to point out to you that this language is not required by Item 202 of Regulation S-K.

Financial Statements

Pro Forma Financial Information

58. Please consider revising pages F-3 to F-5 to include a
subtotal
column prior to the Pro forma adjustments column. You could also improve the presentation by showing only the column for "Assets and liabilities subject to Plan of Arrangement" on the face of the pro
forma statements.   You could then show the adjustments to the
Datec
historical financial statements to arrive at "Assets and liabilities subject to Plan of Arrangement" in a note to the pro forma financial information.

59. Refer to the Pro Forma Condensed Consolidated Statement of
Operations on page F-5. Please revise the historical amounts for AST to agree with the historical financial statements on page F-73 or disclose the reason for any differences.

60. We note that you have eliminated Elandia`s gain on extinguishment of debt, fresh start accounting adjustments, loss on abandonment of equipment and reorganization items and other costs in adjustment
(f)
on page F-5. Please revise to delete adjustment (f), as these amounts are not directly attributable to the acquisition transactions presented in the pro forma information. See Rule 11-06 of Regulation
S-X for guidance.

61. Please expand Notes (e) and (f) on pages F-6 and F-7 to describe how you determined the fair value of the stock issued.

62. It appears there is a typographical error in Note (f) and (g) on pages F-8 and F-9 concerning the number of shares issued in the acquisition of Datec. Please revise to show the issuance of 6,809 for the acquisition of Datec.

Age of Financial Statements

63. Please provide audited financial statements for Elandia, AST and
Datec as of December 31, 2005 and for the year then ended pursuant to
Rule 3-12 of Regulation S-X

Financial Statements - eLandia Technologies, Inc.

64. Refer to the Statement of Operations on page F-14. We note that
Other Expenses includes a write-off of advances to affiliate. Please expand the notes to the financial statements to describe the reason for the amount and timing of the write-off of the advance.

65. Refer to Notes 6, 7 and 8 on pages F-66 and F-67.  We note that
you have classified the Secured revolver note - related party, Promissory note - related party, and Revolver facility - related party as long-term liabilities as of September 30, 2005. We also note that as of September 30, 2005 you are not in compliance with the financial covenants on these debt instruments. Please revise the balance sheet to classify these liabilities as Current Liabilities or tell us why you believe the long-term classification is
appropriate.
Please refer to the guidance in paragraph 5 of FAS 78 and EITF 86-
30
in your response.



Financial Statements - AST Telecom, LLC

66. It appears that the caption "Cost of Revenue" excludes depreciation and amortization for property and equipment that is directly attributed to the generation of revenue. Revise to comply with SAB Topic 11:B as applicable, by identifying the amount of applicable depreciation that is excluded from the above caption.

67. Refer to Note 2 - Significant Accounting Policies. Please revise your accounting policy for revenue recognition and Deferred
Revenue
note disclosure to explain the reason for classifying deferred revenue as a long-term liability.

68. We note that you record revenue for networking equipment and mobile phones at the time the sale is complete. Disclose the criteria you use to determine that the sale is "complete". Also please expand your revenue recognition policy to describe whether you provide packages of services and products to your customers, and if so, describe how you account for revenue arrangements with multiple deliverables. Please tell us how your policy for revenue recognition for arrangements with multiple deliverables complies with the guidance in EITF 00-21 under US GAAP.

69. Refer to Note 10 on page F-96. Please disclose the amounts which become due in each of the five years following the balance sheet date pursuant to paragraph 10 of FAS 47.

Financial Statements - Datec Group Ltd.

70. Please revise the Statement of Operations to separately state revenues from products and services and the related costs for each pursuant to Rule 5-03 of Regulation S-X.

71. It appears that the caption "Cost of Sales" excludes depreciation and amortization for property and equipment that is directly attributed to the generation of revenue. Revise to comply with SAB
Topic 11: B as applicable, by identifying the amount of applicable depreciation that is excluded from the above caption.

72. Refer to your accounting policy for revenue recognition on page
F-105. Please revise to explain the circumstances in which there may be a better measure of delivery than over the term of the contract.

73. Please expand your accounting policy for revenue recognition to
separately describe your accounting policy for revenue from
software
products.   Disclose the criteria which must be met prior to
recognition of revenue from software.


74. Describe for us your hardware and software products and discuss how you considered the guidance in SOP 97-2 for US GAAP reporting or explain the reasons that your revenues from software are not under the scope of SOP 97-2.

75. Refer to your accounting policy for service revenue under fixed fee contracts on page F-105. Please expand the disclosure to describe the methodology used to recognize revenue under the percentage of completion method. Tell us how you determined that it was appropriate to apply SOP 81-1 to these contracts, as service contracts are generally excluded from the scope of the SOP for US GAAP.

76. Refer to the last paragraph of your revenue recognition policy on page F-105. Please disclose the criteria you use to determine whether your arrangements with customers have multiple elements. Describe the methodology used to allocate revenues to the separate units of accounting. Also, tell us how your policy is consistent with the guidance in EITF 00-21 for US GAAP.

77. Refer to your accounting policy for goodwill on page F-107. Please expand the disclosure to describe the methodology used to identify potential impairment and the methodology used to measure the amount of the impairment. Please specify whether you use discounted or undiscounted cash flows in your estimate of future cash flows in each step. Also, tell us how you determined that your policy complies with the guidance in FAS 142 for US GAAP reporting.

78. Refer to Note 8 on page F-117. Please expand the disclosure of shares to be issued to explain the accounting impact, if any, of the shares of Datec Group Ltd and Datec New Zealand Limited that were not issued at the time of the purchase of Certus Consulting. Also disclose why the shares were not issued at the time of the acquisition.

79. Refer to Note 10 on page F-120. Please expand your accounting policies to include a description of your accounting policy for capitalization of software development costs.

80. Refer to pages 42, F-106 and F-124.  Please clarify whether
Datec
PNG Pty Limited holds a 50% joint venture interest in Amalgamated Telikon Holdings PNG Pty Limited or whether Datec Group Ltd. holds a
50% joint venture interest in Datec Papua New Guinea Limited.

81. Refer to the reconciliation to US GAAP in Note 20 on page F-
124.
Please revise the third paragraph of the note to address the accounting standards in effect during the periods presented; instead of basing your assessment on standards in effect a January 30, 2006.
Please revise the disclosure in Note 10 on page F-138 accordingly.


82. Also, please expand MD&A and the disclosure of your basis of consolidation on page F-106 to explain the reason for consolidating your 50% joint venture interest in Amalgamated Telikon Holdings PNG
Pty limited or Datec Papua New Guinea Limited. Also tell us why consolidation is appropriate for US GAAP financial reporting.

Exhibits
83. Please include a list of subsidiaries as required by Item
601(b)(21) of Regulation S-K. In addition, clarify your corporate structure in the Business section of the registration statement.

*******

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.





      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Claire DeLabar, Staff Accountant, at (202)
551-
33349 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at
(202) 551-3389 or me at (202) 551-3810 with any other questions.



      Sincerely,



      Michele M. Anderson
								Legal Branch Chief


cc:	Seth P. Joseph, Esq
	Fax: (305) 460-1422

Mr. Harley L. Rollins
Elandia, Inc.
March 15, 2006
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